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January 25, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Patricia Armelin, Esq.
            Mail Stop 7010


         Re:      Solpower Corporation (the "Company")
                  Amendment to Current Report on Form 8-K
                  File No. 000-29780


Dear Ms. Armelin:

On behalf of the Company, we are hereby enclosing two copies of an amendment (the "Amendment") to the Company's Current Report on Form 8-K (the "Form 8-K"). One of the copies has been marked to show changes from the Form 8-K that was filed on December 5, 2005. By letter dated December 8, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Form 8-K. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment. Page references in the responses are to the marked version of the document.

General
-------

1. Please revise the form to state whether the former accountant resigned, declined to stand for re-relation or was dismissed, and the specific date, as required by item 304(a)(l)(i) of Regulation S-B. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

The Company has made revisions in accordance with the Staff's comment.

2. Amend the report to include all of the information required by Item 304 of Regulation S-B. Specifically, the disclosure should state whether during your two most recent fiscal years and any subsequent period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(l)(iv) of Regulation S-B. Please amend your report, file the amendment under cover of Form 8-KA and include the Item 4 designation. Please also include the letter from your former accountants filed as an Exhibit 16.

The Company has made revisions in accordance with the Staff's comment.

3.      Please advise us about the following:

          o We were unable to confirm that your independent accountant, Meyler & Company, LLC is currently licensed in Florida.
          o We assume that the operations and assets of your company are located in Florida. Tell us why you selected a New Jersey accounting firm to perform your audit.
          o    Tell us if the audit will be performed in Florida OR New Jersey.
          o Tell us how you have met those requirements to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.
          o Tell us what consideration you have given to Florida state laws governing audits of Florida companies performed by accountants who are licensed by other states.

The Company advises the Staff that it has been advised by Meyler & Company, LLC ("Meyler") that Meyler is an independent registered public accounting firm located and licensed in New Jersey. William Meyler, its principal, is a certified public accountant licensed in New Jersey. William Meyler is currently in the process of registering for a certified public accounting license in Florida. Meyler does not anticipate any problems in completing this process.

The Company's corporate headquarters are in Florida. The Company elected to engage a New Jersey based firm as the Company's Chief Executive Officer is originally from New Jersey and travels to New Jersey frequently on business. In addition, the Company's securities attorneys are based out of New York and have worked with Meyler & Company, LLC in the past. The Company believes that this will facilitate the Company filing more timely financial reports.

The Company anticipates that the audit will be performed in both New Jersey and Florida.

Rule 2-01(a) of Regulation S-X states that "The Commission will not recognize any person as a certified public accountant who is not duly registered and in good standing as such under the laws of the place of his residence or principal office. The Commission will not recognize any person as a public accountant who is not in good standing and entitled to practice as such under the laws of the place of his residence or principal office."

Meyler & Company LLC has advised the Company that it is duly registered and in good standing in the state of New Jersey, which is the location of our office and residence of William Meyler. Meyler & Company has thus complied with the requirements of Rule 2-01(a) of Regulation S-X.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                             Very truly yours,

                                             /s/ Louis A. Brilleman



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